UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*
ENLINK MIDSTREAM PARTNERS, LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

29336U107
(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

October 21, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107	SCHEDULE 13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,763,111 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,763,111 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,763,111 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
14.4% (See Item 5)**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 58,306,274 common units (the “Common Units”) of EnLink Midstream Partners, LP (the “Issuer”) issuable upon the conversion of 58,306,274 Series B Cumulative Convertible Preferred Units (the “Series B Preferred Units”) of the Issuer, and (ii) 456,837 Common Units of the Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF; WC; OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,763,111 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,763,111 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,763,111 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (See item 5) **

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

*
Reflects (i) 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer, and (ii) 456,837 Common Units of the Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street International Infrastructure Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street European Infrastructure Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Global Infrastructure Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners Offshore - B AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners Offshore AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
West Street Energy Partners Offshore Holding - B AIV-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WSIP Egypt Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WSEP Egypt Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Infrastructure Advisors III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Energy Advisors AIV-1, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
58,306,274 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
58,306,274 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,306,274 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**
The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

SCHEDULE 13D
Item 1. Security and Issuer.
This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on January 19, 2016, as amended by the Amendment No. 1 to Schedule 13D filed on March 7, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.
Item 2. Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended by replacing in their entirety Schedules I, II-A, II-B, II-C and III, incorporated therein by reference with Schedules I, II-A, II-B, II-C and III, hereto, respectively, which Schedules I, II-A, II-B, II-C and III are incorporated herein by reference.
 This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.
“The GS Entities are the direct or indirect beneficial owners of WSIP and WSEP, which hold 100 shares of common stock, and have appointed one of the two board members, of Enfield Holdings Advisors, Inc., a Delaware corporation (“Enfield Holdings Advisors”). Enfield Holdings Advisors is the general partner of Enfield Holdings, which directly holds 58,306,274 Series B Preferred Units (which are convertible into Common Units of the Issuer on a one-for-one basis). Because of the relationship by and between the GS Entities, WSIP and WSEP on the one hand and Enfield Holdings on the other hand, the GS Entities, WSIP and WSEP may be deemed to share beneficial ownership of the Common Units. The remaining shares of common stock of Enfield Holdings Advisors are held by, and the remaining director of Enfield Holdings Advisors is appointed by, affiliates of TPG Global, LLC (“TPG Global”, and together with the Reporting Persons, the “Sponsors”)”.
 Item 4. Purpose of Transaction.
This Amendment amends and restates the penultimate and final paragraphs of Item 4 of the Original Schedule 13D in its entirety.
“Support Agreement
On October 21, 2018, EnLink Midstream, LLC (“ENLC”), EnLink Midstream Manager, LLC, the managing member of ENLC (the “Manager”), NOLA Merger Sub, LLC, a wholly-owned subsidiary of ENLC (“Merger Sub”) , the Issuer, and the EnLink General Partner entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of ENLC (the “Merger”).
Concurrently with the execution of the Merger Agreement, Enfield Holdings, TPG VII Management, LLC (“TPG VII Management”), WSEP and WSIP (together with Enfield Holdings and TPG VII Management, the “Enfield Parties”), and the Issuer entered into a Support Agreement (the “Series B Support Agreement”), pursuant to which, among other things, Enfield Holdings agreed to vote its Series B Preferred Units in favor of the adoption of the Merger Agreement and granted an irrevocable proxy with respect to any action taken with respect to approval of the Merger Agreement to the chief executive officer of the EnLink General Partner and any other person designated by the Conflicts Committee of the Board of Directors of the EnLink General Partner (the “Conflicts Committee”). Additionally, the Series B Support Agreement prohibits Enfield Holding from transferring any of the Series B Preferred Units and Common Units it holds unless the transferee agrees to be bound by the Series B Support Agreement. The Series B Support Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the effective time of the Merger (the “Effective Time”), (iii) the mutual written agreement of the parties to the Series B Support Agreement, with, in the case of the Issuer, the approval of the Conflicts Committee, to terminate the Series B Support Agreement, and (iv) a Recommendation Change (as defined in the Merger Agreement) by the Conflicts Committee.

Preferred Restructuring Agreement
Concurrently with the execution of the Merger Agreement, the Enfield Parties, ENLC, the Manager, the Issuer, and the EnLink General Partner (ENLC, the Manager, the Issuer, and the EnLink General Partner collectively referred to as the “EnLink Parties”) entered into a Preferred Restructuring Agreement (the “Preferred Restructuring Agreement”), pursuant to which, among other things, Enfield Holdings and the EnLink Parties agreed that (i) each Series B Preferred Unit issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding and represent a limited partner interest in the Issuer, with terms and conditions modified in accordance with the Issuer LPA (as defined below), including exchangeability of the Series B Preferred Units, under certain conditions, into ENLC common units representing a limited liability company interest in ENLC (“ENLC Common Units”) instead of Common Units, subject to the election of the Issuer to instead redeem for cash any such exchanged Series B Preferred Unit, and no additional consideration will be delivered to any holder of Series B Preferred Units in respect of the Merger and the Preferred Restructuring Agreement and (ii) ENLC will issue to Enfield Holdings, for no additional consideration, a new class of non-economic common units representing limited liability company interests in ENLC (the “Class C Common Units”) equal to the number of Series B Preferred Units held by Enfield Holdings immediately following the Effective Time in order to provide Enfield Holdings with certain voting rights at ENLC in accordance with the Amended Operating Agreement (as defined below). For each additional Series B Preferred Unit issued by the Issuer pursuant to the Issuer LPA, ENLC will issue an additional Class C Common Unit to the applicable holder of such Series B Preferred Unit pursuant to the Amended Operating Agreement.
In connection with such treatment of the Series B Preferred Units, the EnLink Parties and the Enfield Parties agreed that (i) the EnLink General Partner will cause the Ninth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 21, 2017, as amended, to be amended and restated pursuant to a form of the Tenth Amended and Restated Agreement of Limited Partnership of the Issuer that is attached as an exhibit to the Preferred Restructuring Agreement (the “Issuer LPA”), and (ii) the Manager will cause the First Amended and Restated Operating Agreement of ENLC, dated as of March 7, 2014, to be amended and restated pursuant to a form of the Second Amended and Restated Operating Agreement of ENLC that is attached as an exhibit to the Preferred Restructuring Agreement (the “Amended Operating Agreement”), in each case to, among other things, reflect the previously described modifications to the terms of the Series B Preferred Units and the issuance of the Class C Common Units.
In addition, pursuant to the Preferred Restructuring Agreement, (i) ENLC has agreed to execute and deliver, as of the Effective Time, an Amended and Restated Registration Rights Agreement with Enfield Holdings in a form that is attached to the Preferred Restructuring Agreement, pursuant to which the Registration Rights Agreement will be amended and restated in its entirety, in order to, among other things, provide Enfield Holdings with certain registration rights with respect to the ENLC Common Units that are issuable upon exchange of the Series B Preferred Units, (ii) the Manager and ENLC have agreed to execute and deliver, as of the Effective Time, an Amended and Restated Board Representation Agreement with TPG VII Management in a form that is attached to the Preferred Restructuring Agreement, pursuant to which that certain Board Representation Agreement, dated as of January 7, 2016, by and among the Issuer, the EnLink General Partner, EnLink Midstream, Inc., a wholly-owned subsidiary of ENLC (“EMI”), and TPG VII Management will be amended and restated in its entirety, in order to, among other things, provide TPG VII Management with the right to appoint one member of the Board of Directors of the Manager, and (iii) the Manager, ENLC, and WSIP and WSEP have agreed to execute and deliver, as of the Effective Time, an Amended and Restated Board Information Rights Letter Agreement in a form that is attached to the Preferred Restructuring Agreement, pursuant to which that certain Board Information Rights Letter Agreement, dated January 6, 2016, by and among the Issuer, the EnLink General Partner, EMI, and WSIP and WSEP will be amended and restated in its entirety, in order to provide WSIP and WSEP certain information rights with respect to materials provided to the Board of Directors of the Manager.
The Preferred Restructuring Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the mutual written agreement of the parties to the Preferred Restructuring Agreement, (iii) the conversion of all of the Series B Preferred Units into Common Units, and (iv) certain amendments to the Merger Agreement.
Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A, II-B and II-C hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing unitholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the EnLink General Partner, including changing the number or term of directors or filling any existing vacancies on the board of directors of the EnLink General Partner; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s certificate of limited partnership, amended and restated agreement of limited partnership or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Purchase Agreement, the Issuer LPA, the Registration Rights Agreement, the Coordination Agreement, the Series B Support Agreement and the Preferred Restructuring Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Purchase Agreement, the Issuer LPA, the Registration Rights Agreement, the Coordination Agreement, the Series B Support Agreement and the Preferred Restructuring Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.
“(a)-(b) The following disclosure assumes there are a total of 408,652,311 Common Units outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

As of October 21, 2018, GS Group and Goldman Sachs may be deemed to share beneficial ownership of an aggregate of 58,763,111 Common Units, consisting of (i) 58,306,274 Series B Preferred Units directly held by Enfield Holdings, (ii) 449,622 Common Units acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, and (iii) 7,215 Common Units held in Managed Accounts, representing in the aggregate approximately 14.4% of the total number of Common Units.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to share beneficial ownership of 58,306,274 Common Units (deliverable to Enfield Holdings upon conversion of the IPO Series B Preferred Units directly held by Enfield Holdings), which constitutes approximately 14.3% of the outstanding Common Units.”

This Amendment amends and restates the eleventh and twelfth paragraphs of Item 5 of the Original Schedule 13D in its entirety as set forth below.
“(c) Except as set forth in Schedule IV hereto or otherwise described in this Schedule 13D, no transactions in the Series B Preferred Units or Common Units were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B or II-C hereto, during the sixty day period from August 22, 2018 through October 21, 2018.

(d) From May 12, 2016 through August 13, 2018, Enfield Holdings received 8,306,274 Series B Cumulative Convertible Preferred Units in the aggregate as payment for the quarterly distributions declared on the Series B Preferred Units. On November 13, 2018, the Issuer will issue to Enfield Holdings 422,720 Series B Cumulative Convertible Preferred Units as payment for the quarterly distribution declared on the Series B Preferred Units. The Series B Preferred Units are convertible into Common Units of the Issuer on a one-for-one basis (subject to certain adjustments) at any time from the business day following the record date established by the Issuer’s general partner for the Issuer’s quarterly distribution for the third quarter of 2018. Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units, if any, held in Managed Accounts, no person, other than the Reporting Persons is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units beneficially owned by the Reporting Persons identified in this Item 5.”

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1
Support Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, and EnLink Midstream Partners, LP (incorporated herein by reference to the Current Report on Form 8-K filed by the Issuer on October 22, 2018 as Exhibit 10.2).

2
Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated herein by reference to the Current Report on Form 8-K filed by the Issuer on October 22, 2018 as Exhibit 10.4).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2018
The Goldman Sachs Group, Inc.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Goldman Sachs & Co. LLC

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street International Infrastructure Partners III, L.P.

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street European Infrastructure Partners III, L.P.

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Global Infrastructure Partners III, L.P.

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	Goldman Sachs & Co. LLC, its Manager

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners Offshore - B AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners Offshore AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

West Street Energy Partners Offshore Holding - B AIV-1, L.P.

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

WSIP Egypt Holdings, LP

By:	Broad Street Infrastructure Advisors III, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

WSEP Egypt Holdings, LP

By:	Broad Street Energy Advisors AIV-1, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Infrastructure Advisors III, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Energy Advisors AIV-1, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board of The Goldman Sachs Group, Inc.

David M. Solomon	Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A
The name, position and present principal occupation of each executive officer of (i) BS Infrastructure, the general partner of WS International, WS European, WS Global and WSIP, and (ii) BS Energy AIV, the general partner of WS AIV, WS Offshore B, WS Offshore AIV, WS Holding B and WSEP.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay Hyun Lee  and Tianquing Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur Sahu and Yuji Matsumoto is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Julianne Ramming and Clayton Wilmer is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Amit Raje  is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People's Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds and Emilie Railhac are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Anthony Arnold , Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain; Michael Bruun is a citizen of Denmark; Ankur Sahu, Harsh Nanda, Lavanya Ashok and Amit Raje are citizens of India; David Campbell is a  citizen of Australia; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Xiang Fan Joanne Xu and Bin Zhu are citizens of the People's Republic of China; Michael Hui, Tianquing Li and Bin Zhu are citizens of the People's Republic of China (Hong Kong permanent resident); Jay Hyun Lee is a citizen of the Republic of Korea; Yuji Matsumoto is a citizen of Japan; and Cristiano Camargo is a citizen of Brazil.

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Sumit Rajpal	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan Co. Ltd.
Oliver Thym	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director (India) Securities Private Limited
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs Do Brasil Banco Multiplo S/A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan Co. Ltd.
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Edward Pallesen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Managing Director (India) Securities Private Limited
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joanne Xu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C
Susan Hodgkinson	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Julianne Ramming	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

SCHEDULE II-B
The name and principal occupation of each member of the Infrastructure Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing WS International, WS European, WS Global, WSIP and BS Infrastructure are set forth below.
The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Matteo Botto Poala and Andrew Wolff, is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.
All executive officers listed below are United States citizens, except as follows: Andrew Wolff is a citizen of the United Kingdom; Philippe Camu is a citizen of Belgium; and Matteo Botto Poala is a citizen of Italy.
Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Managing Director of Goldman Sachs International
Philippe Camu	Managing Director of Goldman Sachs International
Jonathan Hunt	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Andrew Wolff	Managing Director of Goldman Sachs International
Edward Pallesen	Managing Director of Goldman Sachs & Co. LLC
Peter Vermette	Managing Director of Goldman Sachs & Co. LLC.
Salvatore Fortunato	Managing Director of Goldman Sachs & Co. LLC
Yael Levy	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Managing Director of Goldman Sachs & Co. LLC
Katherine Krause	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-C

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing BS Principal, WS Offshore B, WS AIV, WS Offshore AIV, WS Holding B, WSEP, and BS Energy AIV are set forth below.
The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Tianqing Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey city, NJ 07302-4699.
All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany;  Matthias Hieber is a citizen of Austria; Ankur A. Sahu is a citizen of India; Nicole Agnew is a citizen of Canada; Michael Bruun is a citizen of Denmark; and Tianqing Li is a citizen of the People's Republic of China (Hong Kong permanent resident).
Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman, Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Alex Golten	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman, Sachs International
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Yael Levy	Managing Director of Goldman Sachs & Co. LLC
Tianqing Li	Managing Director of Goldman Sachs (Asia) L.L.C.
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs Japan Co., Ltd.
Michael Simpson	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Oliver Thym	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Managing Director of Goldman Sachs International
Raymond Filocoma	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III

The Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

SCHEDULE IV

Trade Date	Buy (B) / Sell (S)	Quantity	Price
10/19/2018	S	500.00	$ 19.18
10/19/2018	B	33.00	$ 18.89
10/5/2018	B	67.00	$ 18.89
10/5/2018	B	100.00	$ 18.88
10/5/2018	B	100.00	$ 18.88
10/5/2018	B	40.00	$ 18.88
10/5/2018	B	100.00	$ 18.88
9/28/2018	B	2.00	$ 18.87
9/28/2018	B	5.00	$ 18.87
9/26/2018	B	100.00	$ 18.87
9/26/2018	B	100.00	$ 18.87
9/26/2018	B	100.00	$ 18.87
9/26/2018	B	193.00	$ 18.87
9/26/2018	B	100.00	$ 18.87
9/26/2018	B	100.00	$ 18.86
9/26/2018	B	2.00	$ 18.86
9/26/2018	B	100.00	$ 18.86
9/26/2018	B	100.00	$ 18.86
9/26/2018	B	100.00	$ 18.86
9/26/2018	B	1.00	$ 18.85
9/26/2018	B	100.00	$ 18.85
9/26/2018	B	100.00	$ 18.85
9/26/2018	B	192.00	$ 18.85
9/26/2018	B	100.00	$ 18.85
9/26/2018	B	100.00	$ 18.84
9/26/2018	B	100.00	$ 18.84
9/26/2018	B	100.00	$ 18.83
9/26/2018	B	100.00	$ 18.83
9/26/2018	B	100.00	$ 18.83
9/26/2018	B	100.00	$ 18.82
9/26/2018	B	100.00	$ 18.82
9/26/2018	B	100.00	$ 18.81
9/26/2018	B	100.00	$ 18.81
9/26/2018	B	100.00	$ 18.81
9/26/2018	B	500.00	$ 18.80
9/26/2018	B	1.00	$ 18.80
9/26/2018	B	15.00	$ 18.80
9/26/2018	B	23.00	$ 18.80
9/26/2018	B	76.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	200.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	100.00	$ 18.80
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	3.00	$ 18.79
9/26/2018	B	3.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	1.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	100.00	$ 18.79
9/26/2018	B	1.00	$ 18.79
9/26/2018	B	99.00	$ 18.79
9/26/2018	B	13.00	$ 18.78
9/26/2018	B	100.00	$ 18.78
9/26/2018	B	100.00	$ 18.78
9/26/2018	B	100.00	$ 18.78
9/26/2018	B	100.00	$ 18.77
9/26/2018	B	100.00	$ 18.77
9/26/2018	B	100.00	$ 18.76
9/26/2018	B	100.00	$ 18.76
9/26/2018	B	100.00	$ 18.76
9/26/2018	B	300.00	$ 18.76
9/26/2018	B	300.00	$ 18.76
9/26/2018	B	300.00	$ 18.76
9/26/2018	B	400.00	$ 18.76
9/26/2018	B	400.00	$ 18.76
9/26/2018	B	300.00	$ 18.75
9/26/2018	B	600.00	$ 18.75
9/26/2018	B	700.00	$ 18.75
9/26/2018	B	1,000.00	$ 18.75
9/26/2018	B	1,600.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	200.00	$ 18.75
9/26/2018	B	96.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	1.00	$ 18.75
9/26/2018	B	99.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	200.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	600.00	$ 18.75
9/26/2018	B	1.00	$ 18.75
9/26/2018	B	1.00	$ 18.75
9/26/2018	B	1.00	$ 18.75
9/26/2018	B	1.00	$ 18.75
9/26/2018	B	2.00	$ 18.75
9/26/2018	B	2.00	$ 18.75
9/26/2018	B	50.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	400.00	$ 18.75
9/26/2018	B	100.00	$ 18.75
9/26/2018	B	500.00	$ 18.75
9/26/2018	B	500.00	$ 18.75
9/26/2018	B	3,900.00	$ 18.75
9/26/2018	S	1,000.00	$ 18.74
9/26/2018	B	1.00	$ 18.74
9/26/2018	B	1.00	$ 18.74
9/26/2018	B	6.00	$ 18.74
9/26/2018	B	6.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	1.00	$ 18.74
9/26/2018	B	4.00	$ 18.74
9/26/2018	B	66.00	$ 18.74
9/26/2018	B	72.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	3.00	$ 18.74
9/26/2018	B	4.00	$ 18.74
9/26/2018	B	4.00	$ 18.74
9/26/2018	B	4.00	$ 18.74
9/26/2018	B	7.00	$ 18.74
9/26/2018	B	10.00	$ 18.74
9/26/2018	B	20.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	173.00	$ 18.74
9/26/2018	B	200.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	400.00	$ 18.74
9/26/2018	B	500.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	1.00	$ 18.74
9/26/2018	B	100.00	$ 18.74
9/26/2018	B	400.00	$ 18.74
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	14.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	100.00	$ 18.73
9/26/2018	B	1,092.00	$ 18.73
9/26/2018	B	400.00	$ 18.73
9/26/2018	B	2,000.00	$ 18.73
9/26/2018	B	2.00	$ 18.72
9/26/2018	B	98.00	$ 18.72
9/26/2018	B	100.00	$ 18.72
9/26/2018	B	100.00	$ 18.72
9/26/2018	B	300.00	$ 18.72
9/26/2018	B	100.00	$ 18.72
9/26/2018	B	7.00	$ 18.72
9/26/2018	B	93.00	$ 18.72
9/26/2018	B	100.00	$ 18.72
9/26/2018	B	100.00	$ 18.72
9/26/2018	B	34.00	$ 18.71
9/26/2018	B	55.00	$ 18.71
9/26/2018	B	55.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	108.00	$ 18.71
9/25/2018	B	154.00	$ 18.71
9/25/2018	B	194.00	$ 18.71
9/25/2018	B	200.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	115.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	800.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	300.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	2,100.00	$ 18.71
9/25/2018	B	100.00	$ 18.71
9/25/2018	B	300.00	$ 18.71
9/25/2018	B	300.00	$ 18.71
9/25/2018	B	300.00	$ 18.71
9/25/2018	B	400.00	$ 18.71
9/25/2018	B	2.00	$ 18.70
9/25/2018	B	30.00	$ 18.70
9/25/2018	B	68.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	200.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	100.00	$ 18.70
9/25/2018	B	400.00	$ 18.70
9/25/2018	B	20.00	$ 18.69
9/25/2018	B	80.00	$ 18.69
9/25/2018	B	100.00	$ 18.69
9/25/2018	B	400.00	$ 18.69
9/25/2018	B	50.00	$ 18.69
9/25/2018	B	100.00	$ 18.69
9/25/2018	B	200.00	$ 18.69
9/25/2018	B	250.00	$ 18.69
9/25/2018	B	100.00	$ 18.69
9/25/2018	B	14.00	$ 18.69
9/25/2018	B	38.00	$ 18.69
9/25/2018	B	48.00	$ 18.69
9/25/2018	B	12.00	$ 18.69
9/25/2018	B	88.00	$ 18.69
9/25/2018	B	100.00	$ 18.69
9/25/2018	B	200.00	$ 18.69
9/25/2018	B	100.00	$ 18.69
9/25/2018	B	100.00	$ 18.69
9/25/2018	S	35.00	$ 18.68
9/25/2018	S	80.00	$ 18.68
9/25/2018	S	136.00	$ 18.68
9/25/2018	S	999.00	$ 18.68
9/25/2018	S	1,001.00	$ 18.68
9/25/2018	B	100.00	$ 18.68
9/25/2018	B	100.00	$ 18.68
9/25/2018	B	100.00	$ 18.68
9/25/2018	B	100.00	$ 18.68
9/25/2018	B	300.00	$ 18.68
9/25/2018	B	400.00	$ 18.68
9/25/2018	B	1,600.00	$ 18.68
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	1.00	$ 18.67
9/25/2018	B	11.00	$ 18.67
9/25/2018	B	89.00	$ 18.67
9/25/2018	B	99.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	3.00	$ 18.67
9/25/2018	B	25.00	$ 18.67
9/25/2018	B	97.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	675.00	$ 18.67
9/25/2018	B	48.00	$ 18.67
9/25/2018	B	52.00	$ 18.67
9/25/2018	B	200.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	34.00	$ 18.67
9/25/2018	B	400.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	200.00	$ 18.67
9/25/2018	B	100.00	$ 18.67
9/25/2018	B	200.00	$ 18.67
9/25/2018	B	59.00	$ 18.66
9/25/2018	B	141.00	$ 18.66
9/25/2018	B	2.00	$ 18.66
9/25/2018	B	14.00	$ 18.66
9/25/2018	B	19.00	$ 18.66
9/25/2018	B	44.00	$ 18.66
9/25/2018	B	81.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	17.00	$ 18.66
9/25/2018	B	25.00	$ 18.66
9/25/2018	B	25.00	$ 18.66
9/25/2018	B	45.00	$ 18.66
9/25/2018	B	55.00	$ 18.66
9/25/2018	B	59.00	$ 18.66
9/25/2018	B	75.00	$ 18.66
9/25/2018	B	76.00	$ 18.66
9/25/2018	B	79.00	$ 18.66
9/25/2018	B	99.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	128.00	$ 18.66
9/25/2018	B	155.00	$ 18.66
9/25/2018	B	41.00	$ 18.66
9/25/2018	B	59.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	200.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	100.00	$ 18.66
9/25/2018	B	1.00	$ 18.65
9/25/2018	B	2.00	$ 18.65
9/25/2018	B	2.00	$ 18.65
9/25/2018	B	2.00	$ 18.65
9/25/2018	B	2.00	$ 18.65
9/25/2018	B	4.00	$ 18.65
9/25/2018	B	18.00	$ 18.65
9/25/2018	B	32.00	$ 18.65
9/25/2018	B	50.00	$ 18.65
9/25/2018	B	100.00	$ 18.65
9/25/2018	B	100.00	$ 18.65
9/25/2018	B	292.00	$ 18.65
9/25/2018	B	32.00	$ 18.65
9/25/2018	B	100.00	$ 18.65
9/25/2018	B	47.00	$ 18.65
9/25/2018	B	53.00	$ 18.65
9/25/2018	B	100.00	$ 18.65
9/25/2018	B	100.00	$ 18.65
9/25/2018	B	2.00	$ 18.65
9/25/2018	B	2.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	3.00	$ 18.65
9/25/2018	B	4.00	$ 18.65
9/25/2018	B	4.00	$ 18.65
9/25/2018	B	18.00	$ 18.65
9/25/2018	B	37.00	$ 18.65
9/25/2018	B	488.00	$ 18.64
9/25/2018	B	100.00	$ 18.64
9/25/2018	B	2.00	$ 18.64
9/25/2018	B	2.00	$ 18.64
9/25/2018	B	2.00	$ 18.64
9/25/2018	B	2.00	$ 18.64
9/25/2018	B	6.00	$ 18.64
9/25/2018	B	80.00	$ 18.64
9/25/2018	B	9.00	$ 18.64
9/25/2018	B	48.00	$ 18.64
9/25/2018	B	91.00	$ 18.64
9/25/2018	B	100.00	$ 18.64
9/25/2018	B	100.00	$ 18.64
9/25/2018	B	100.00	$ 18.64
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	3.00	$ 18.63
9/25/2018	B	7.00	$ 18.63
9/25/2018	B	46.00	$ 18.63
9/25/2018	B	54.00	$ 18.63
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	50.00	$ 18.63
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	100.00	$ 18.63
9/25/2018	B	800.00	$ 18.62
9/25/2018	B	43.00	$ 18.62
9/25/2018	B	400.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	370.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	155.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	100.00	$ 18.62
9/25/2018	B	50.00	$ 18.62
9/25/2018	B	1,400.00	$ 18.61
9/25/2018	B	100.00	$ 18.61
9/25/2018	B	100.00	$ 18.61
9/25/2018	B	1.00	$ 18.61
9/25/2018	B	31.00	$ 18.61
9/25/2018	B	1.00	$ 18.61
9/25/2018	B	2.00	$ 18.61
9/25/2018	B	2.00	$ 18.61
9/25/2018	B	98.00	$ 18.61
9/25/2018	B	100.00	$ 18.61
9/25/2018	B	1,000.00	$ 18.61
9/25/2018	B	1,000.00	$ 18.61
9/25/2018	B	1,800.00	$ 18.61
9/25/2018	B	1,835.00	$ 18.61
9/25/2018	B	100.00	$ 18.60
9/25/2018	B	100.00	$ 18.60
9/25/2018	B	100.00	$ 18.60
9/25/2018	B	100.00	$ 18.60
9/25/2018	B	100.00	$ 18.60
9/25/2018	B	100.00	$ 18.60
9/25/2018	B	688.00	$ 18.60
9/25/2018	B	500.00	$ 18.60
9/25/2018	B	500.00	$ 18.60
9/25/2018	B	100.00	$ 18.59
9/25/2018	B	100.00	$ 18.59
9/25/2018	B	100.00	$ 18.59
9/25/2018	B	100.00	$ 18.59
9/25/2018	B	100.00	$ 18.59
9/25/2018	B	25.00	$ 18.59
9/25/2018	B	2,500.00	$ 18.59
9/25/2018	B	200.00	$ 18.59
9/25/2018	B	500.00	$ 18.59
9/25/2018	B	1,500.00	$ 18.59
9/25/2018	B	500.00	$ 18.59
9/25/2018	B	536.00	$ 18.59
9/24/2018	B	800.00	$ 18.59
9/12/2018	B	1,100.00	$ 18.59
9/7/2018	B	1,400.00	$ 18.59
8/24/2018	B	1,500.00	$ 18.59
8/24/2018	B	1,300.00	$ 18.58
8/24/2018	B	100.00	$ 18.58
8/24/2018	B	100.00	$ 18.58
8/24/2018	B	41.00	$ 18.58
8/24/2018	B	59.00	$ 18.58
8/24/2018	B	100.00	$ 18.58
8/24/2018	B	41.00	$ 18.58
8/24/2018	B	59.00	$ 18.58
8/24/2018	B	100.00	$ 18.58
8/24/2018	B	1.00	$ 18.58
8/24/2018	B	2.00	$ 18.58
8/24/2018	B	8.00	$ 18.58
8/24/2018	B	16.00	$ 18.58
8/24/2018	B	83.00	$ 18.58
8/24/2018	B	15.00	$ 18.58
8/24/2018	B	85.00	$ 18.58
8/24/2018	B	100.00	$ 18.58
8/24/2018	B	100.00	$ 18.58
8/24/2018	B	500.00	$ 18.58
8/24/2018	B	800.00	$ 18.58
8/24/2018	B	1,200.00	$ 18.58
8/24/2018	B	38.00	$ 18.57
8/24/2018	B	2.00	$ 18.57
8/24/2018	B	14.00	$ 18.57
8/24/2018	B	14.00	$ 18.57
8/24/2018	B	16.00	$ 18.57
8/24/2018	B	18.00	$ 18.57
8/24/2018	B	36.00	$ 18.57
8/24/2018	B	500.00	$ 18.57
8/24/2018	B	80.00	$ 18.57
8/24/2018	B	100.00	$ 18.57
8/24/2018	B	900.00	$ 18.57
8/24/2018	B	1.00	$ 18.56
8/24/2018	B	1.00	$ 18.56
8/24/2018	B	7.00	$ 18.56
8/24/2018	B	91.00	$ 18.56
8/24/2018	B	2.00	$ 18.56
8/24/2018	B	8.00	$ 18.56
8/24/2018	B	14.00	$ 18.56
8/24/2018	B	100.00	$ 18.56
8/24/2018	B	500.00	$ 18.56
8/24/2018	B	500.00	$ 18.56
8/24/2018	B	1,000.00	$ 18.56
8/24/2018	B	1,000.00	$ 18.56
8/24/2018	B	1,000.00	$ 18.56
8/24/2018	B	1,200.00	$ 18.56
8/24/2018	B	500.00	$ 18.56
8/24/2018	B	500.00	$ 18.56
8/24/2018	B	100.00	$ 18.56
8/24/2018	B	100.00	$ 18.56
8/24/2018	B	1,400.00	$ 18.56
8/24/2018	B	1,400.00	$ 18.56
8/24/2018	B	2,000.00	$ 18.56
8/24/2018	B	100.00	$ 18.55
8/24/2018	B	1.00	$ 18.55
8/24/2018	B	1.00	$ 18.55
8/24/2018	B	2.00	$ 18.55
8/24/2018	B	11.00	$ 18.55
8/24/2018	B	100.00	$ 18.55
8/24/2018	B	1.00	$ 18.55
8/24/2018	B	1,100.00	$ 18.55
8/24/2018	B	100.00	$ 18.55
8/24/2018	B	100.00	$ 18.55
8/24/2018	B	100.00	$ 18.55
8/24/2018	S	1.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	1.00	$ 18.54
8/24/2018	B	6.00	$ 18.54
8/24/2018	B	17.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	100.00	$ 18.54
8/24/2018	B	700.00	$ 18.54
8/24/2018	B	800.00	$ 18.54
8/24/2018	B	45.00	$ 18.53
8/24/2018	B	55.00	$ 18.53
8/24/2018	B	100.00	$ 18.53
8/24/2018	B	100.00	$ 18.53
8/24/2018	B	100.00	$ 18.53
8/24/2018	B	500.00	$ 18.53
8/24/2018	B	500.00	$ 18.53
8/24/2018	B	1,000.00	$ 18.53
8/24/2018	B	500.00	$ 18.53
8/24/2018	B	852.00	$ 18.53
8/24/2018	B	1,100.00	$ 18.53
8/24/2018	B	100.00	$ 18.53
8/24/2018	B	100.00	$ 18.52
8/24/2018	B	100.00	$ 18.52
8/24/2018	B	100.00	$ 18.52
8/24/2018	B	602.00	$ 18.52
8/24/2018	B	500.00	$ 18.52
8/24/2018	B	600.00	$ 18.52
8/24/2018	B	5,000.00	$ 18.52
8/24/2018	B	48.00	$ 18.52
8/24/2018	B	500.00	$ 18.52
8/24/2018	B	600.00	$ 18.52
8/24/2018	B	1,200.00	$ 18.52
8/24/2018	B	100.00	$ 18.51
8/24/2018	B	100.00	$ 18.51
8/24/2018	B	500.00	$ 18.51
8/24/2018	B	500.00	$ 18.51
8/24/2018	B	500.00	$ 18.51
8/24/2018	B	500.00	$ 18.50
8/24/2018	B	500.00	$ 18.50
8/24/2018	B	500.00	$ 18.50
8/24/2018	B	600.00	$ 18.50
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	100.00	$ 18.49
8/24/2018	B	1,000.00	$ 18.49
8/24/2018	B	5,595.00	$ 18.49
8/24/2018	B	900.00	$ 18.49
8/24/2018	B	900.00	$ 18.49
8/24/2018	B	900.00	$ 18.49
8/24/2018	B	900.00	$ 18.49
8/24/2018	B	900.00	$ 18.49
8/24/2018	B	900.00	$ 18.49
8/24/2018	B	1,000.00	$ 18.49
8/24/2018	B	1,000.00	$ 18.49
8/24/2018	B	1,000.00	$ 18.49
8/24/2018	B	100.00	$ 18.47
8/24/2018	B	200.00	$ 18.47
8/24/2018	B	100.00	$ 18.47
8/24/2018	B	100.00	$ 18.47
8/24/2018	B	100.00	$ 18.47
8/24/2018	B	3,400.00	$ 18.47
8/24/2018	B	100.00	$ 18.46
8/24/2018	B	100.00	$ 18.46
8/24/2018	B	2,800.00	$ 18.46
8/24/2018	B	100.00	$ 18.45
8/24/2018	B	112.00	$ 18.45
8/24/2018	B	13.00	$ 18.45
8/24/2018	B	31.00	$ 18.45
8/24/2018	B	56.00	$ 18.45
8/24/2018	B	500.00	$ 18.45
8/24/2018	B	1,000.00	$ 18.44
8/24/2018	B	3,000.00	$ 18.44
8/24/2018	B	17.00	$ 18.43
8/24/2018	B	100.00	$ 18.42
8/24/2018	B	100.00	$ 18.42
8/24/2018	B	3.00	$ 18.41
8/24/2018	B	3.00	$ 18.41
8/24/2018	B	4.00	$ 18.41
8/24/2018	B	100.00	$ 18.41
8/24/2018	B	50.00	$ 18.40
8/24/2018	B	50.00	$ 18.40
8/24/2018	B	100.00	$ 18.40
8/24/2018	B	100.00	$ 18.40
8/24/2018	B	2.00	$ 18.40
8/24/2018	B	3.00	$ 18.40
8/24/2018	B	3.00	$ 18.40
8/24/2018	B	3.00	$ 18.40
8/24/2018	B	4.00	$ 18.40
8/24/2018	B	4.00	$ 18.40
8/24/2018	S	100.00	$ 18.39
8/24/2018	B	17.00	$ 18.39
8/24/2018	B	50.00	$ 18.39
8/24/2018	B	350.00	$ 18.39
8/24/2018	B	100.00	$ 18.39
8/24/2018	B	100.00	$ 18.39
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	200.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.38
8/24/2018	B	100.00	$ 18.37
8/24/2018	B	200.00	$ 18.37
8/24/2018	B	2.00	$ 18.37
8/24/2018	B	98.00	$ 18.37
8/24/2018	B	100.00	$ 18.37
8/24/2018	B	100.00	$ 18.37
8/24/2018	B	100.00	$ 18.37
8/24/2018	B	100.00	$ 18.37
8/24/2018	B	100.00	$ 18.37
8/24/2018	B	100.00	$ 18.36
8/24/2018	B	100.00	$ 18.36
8/24/2018	B	100.00	$ 18.36
8/24/2018	B	100.00	$ 18.36
8/24/2018	B	100.00	$ 18.36
8/24/2018	B	99.00	$ 18.36
8/24/2018	B	300.00	$ 18.36
8/24/2018	B	18.00	$ 18.36
8/24/2018	B	82.00	$ 18.36
8/24/2018	B	188.00	$ 18.36
8/24/2018	B	312.00	$ 18.36
8/24/2018	B	100.00	$ 18.35
8/24/2018	B	100.00	$ 18.35
8/24/2018	B	100.00	$ 18.35
8/24/2018	B	100.00	$ 18.35
8/24/2018	B	100.00	$ 18.35
8/24/2018	B	100.00	$ 18.34
8/24/2018	B	100.00	$ 18.34
8/24/2018	B	100.00	$ 18.34
8/24/2018	B	100.00	$ 18.34
8/24/2018	B	20.00	$ 18.34
8/24/2018	B	100.00	$ 18.34
8/24/2018	B	100.00	$ 18.34
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	3.00	$ 18.33
8/24/2018	B	33.00	$ 18.33
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	30.00	$ 18.33
8/24/2018	B	70.00	$ 18.33
8/24/2018	B	37.00	$ 18.33
8/24/2018	B	37.00	$ 18.33
8/24/2018	B	128.00	$ 18.33
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	100.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	200.00	$ 18.33
8/24/2018	B	300.00	$ 18.33
8/24/2018	B	300.00	$ 18.33
8/24/2018	B	100.00	$ 18.32
8/24/2018	B	100.00	$ 18.32
8/24/2018	B	8.00	$ 18.32
8/24/2018	B	17.00	$ 18.32
8/24/2018	B	23.00	$ 18.32
8/24/2018	B	52.00	$ 18.32
8/24/2018	B	7.00	$ 18.32
8/24/2018	B	17.00	$ 18.32
8/24/2018	B	76.00	$ 18.32
8/24/2018	B	200.00	$ 18.32
8/24/2018	B	100.00	$ 18.32
8/24/2018	B	300.00	$ 18.32
8/24/2018	B	80.00	$ 18.31
8/24/2018	B	200.00	$ 18.31
8/24/2018	B	200.00	$ 18.31
8/24/2018	B	200.00	$ 18.31
8/24/2018	B	200.00	$ 18.31
8/24/2018	B	200.00	$ 18.31
8/24/2018	B	28.00	$ 18.31
8/24/2018	B	2.00	$ 18.31
8/24/2018	B	2.00	$ 18.31
8/23/2018	B	4.00	$ 18.31
8/23/2018	B	6.00	$ 18.31
8/23/2018	B	12.00	$ 18.31
8/23/2018	B	16.00	$ 18.31
8/23/2018	B	20.00	$ 18.31
8/23/2018	B	25.00	$ 18.31
8/23/2018	B	100.00	$ 18.31
8/23/2018	B	100.00	$ 18.31
8/23/2018	B	100.00	$ 18.31
8/23/2018	B	100.00	$ 18.31
8/23/2018	B	200.00	$ 18.31
8/23/2018	B	400.00	$ 18.31
8/23/2018	B	100.00	$ 18.30
8/23/2018	B	80.00	$ 18.30
8/23/2018	B	100.00	$ 18.30
8/23/2018	B	100.00	$ 18.30
8/23/2018	B	3.00	$ 18.30
8/23/2018	B	97.00	$ 18.30
8/23/2018	B	100.00	$ 18.30
8/23/2018	B	200.00	$ 18.30
8/23/2018	B	200.00	$ 18.30
8/23/2018	B	400.00	$ 18.30
8/23/2018	B	1.00	$ 18.29
8/23/2018	B	99.00	$ 18.29
8/23/2018	B	100.00	$ 18.29
8/23/2018	B	100.00	$ 18.29
8/23/2018	B	100.00	$ 18.29
8/23/2018	B	12.00	$ 18.29
8/23/2018	B	100.00	$ 18.28
8/23/2018	B	100.00	$ 18.28
8/23/2018	B	200.00	$ 18.28
8/23/2018	B	200.00	$ 18.28
8/23/2018	B	14.00	$ 18.28
8/23/2018	B	86.00	$ 18.28
8/23/2018	B	100.00	$ 18.27
8/23/2018	B	100.00	$ 18.27
8/23/2018	B	100.00	$ 18.27
8/23/2018	B	100.00	$ 18.27
8/23/2018	S	312.00	$ 18.26
8/23/2018	B	16,700.00	$ 18.26
8/23/2018	B	30.00	$ 18.26
8/23/2018	B	9.00	$ 18.26
8/23/2018	B	26.00	$ 18.26
8/23/2018	B	35.00	$ 18.26
8/23/2018	B	100.00	$ 18.26
8/23/2018	B	100.00	$ 18.25
8/23/2018	B	100.00	$ 18.25
8/23/2018	B	100.00	$ 18.25
8/23/2018	B	5.00	$ 18.25
8/23/2018	B	96.00	$ 18.25
8/23/2018	B	100.00	$ 18.25
8/23/2018	B	100.00	$ 18.23
8/23/2018	B	3.00	$ 18.23
8/23/2018	B	97.00	$ 18.23
8/23/2018	B	100.00	$ 18.23
8/23/2018	B	1.00	$ 18.23
8/23/2018	B	99.00	$ 18.23
8/23/2018	B	200.00	$ 18.23
8/23/2018	B	200.00	$ 18.23
8/23/2018	B	200.00	$ 18.23
8/23/2018	B	100.00	$ 18.22
8/23/2018	B	7.00	$ 18.22
8/23/2018	B	1,200.00	$ 18.22
8/23/2018	B	60.00	$ 18.22
8/23/2018	B	100.00	$ 18.22
8/23/2018	B	200.00	$ 18.22
8/23/2018	B	100.00	$ 18.22
8/23/2018	B	100.00	$ 18.22
8/23/2018	B	100.00	$ 18.22
8/23/2018	B	200.00	$ 18.22
8/23/2018	B	200.00	$ 18.22
8/23/2018	B	300.00	$ 18.22
8/23/2018	B	200.00	$ 18.21
8/23/2018	B	342.00	$ 18.21
8/23/2018	B	20.00	$ 18.21
8/23/2018	B	88.00	$ 18.21
8/23/2018	B	112.00	$ 18.21
8/23/2018	B	500.00	$ 18.21
8/23/2018	B	200.00	$ 18.21
8/23/2018	B	200.00	$ 18.21
8/23/2018	B	377.00	$ 18.20
8/23/2018	B	100.00	$ 18.20
8/23/2018	B	100.00	$ 18.20
8/23/2018	B	100.00	$ 18.19
8/23/2018	B	25.00	$ 18.19
8/23/2018	B	75.00	$ 18.19
8/23/2018	B	100.00	$ 18.19
8/23/2018	B	100.00	$ 18.19
8/23/2018	B	100.00	$ 18.19
8/23/2018	B	100.00	$ 18.18
8/23/2018	B	100.00	$ 18.18
8/23/2018	B	1.00	$ 18.18
8/23/2018	B	1.00	$ 18.18
8/23/2018	B	1.00	$ 18.18
8/23/2018	B	2.00	$ 18.18
8/23/2018	B	5.00	$ 18.18
8/23/2018	B	11.00	$ 18.18
8/23/2018	B	11.00	$ 18.18
8/23/2018	B	68.00	$ 18.18
8/23/2018	B	100.00	$ 18.18
8/23/2018	B	100.00	$ 18.18
8/23/2018	B	100.00	$ 18.17
8/23/2018	B	200.00	$ 18.17
8/23/2018	B	100.00	$ 18.17
8/23/2018	B	100.00	$ 18.17
8/23/2018	B	100.00	$ 18.17
8/23/2018	B	20.00	$ 18.16
8/23/2018	B	20.00	$ 18.16
8/23/2018	B	100.00	$ 18.16
8/23/2018	B	100.00	$ 18.16
8/23/2018	B	200.00	$ 18.16
8/23/2018	B	200.00	$ 18.16
8/23/2018	B	300.00	$ 18.16
8/23/2018	B	50.00	$ 18.15
8/23/2018	B	50.00	$ 18.15
8/23/2018	B	25.00	$ 18.15
8/23/2018	B	12.00	$ 18.14
8/23/2018	B	88.00	$ 18.14
8/23/2018	B	200.00	$ 18.14
8/23/2018	B	200.00	$ 18.14
8/23/2018	B	100.00	$ 18.14
8/23/2018	B	100.00	$ 18.11
8/23/2018	B	42.00	$ 18.11
8/23/2018	B	58.00	$ 18.11
8/23/2018	B	100.00	$ 18.10
8/23/2018	B	100.00	$ 18.10
8/23/2018	B	14.00	$ 18.10
8/23/2018	B	20.00	$ 18.10
8/23/2018	B	86.00	$ 18.10
8/23/2018	B	100.00	$ 18.10
8/23/2018	B	100.00	$ 18.10
8/23/2018	B	100.00	$ 18.09
8/23/2018	B	100.00	$ 18.08
8/23/2018	B	100.00	$ 18.08
8/23/2018	B	100.00	$ 18.08
8/23/2018	B	100.00	$ 18.08
8/23/2018	B	100.00	$ 18.08
8/23/2018	B	100.00	$ 18.07
8/23/2018	B	100.00	$ 18.07
8/23/2018	B	100.00	$ 18.07
8/23/2018	B	200.00	$ 18.07
8/23/2018	B	100.00	$ 18.07
8/23/2018	B	300.00	$ 18.07
8/23/2018	B	2.00	$ 18.06
8/23/2018	B	12.00	$ 18.06
8/23/2018	B	52.00	$ 18.06
8/23/2018	B	86.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	100.00	$ 18.06
8/23/2018	B	200.00	$ 18.06
8/23/2018	B	100.00	$ 18.05
8/23/2018	B	100.00	$ 18.05
8/23/2018	B	100.00	$ 18.05
8/23/2018	B	1.00	$ 18.05
8/23/2018	B	1.00	$ 18.05
8/23/2018	B	1.00	$ 18.05
8/23/2018	B	97.00	$ 18.05
8/23/2018	B	100.00	$ 18.05
8/23/2018	B	100.00	$ 18.04
8/23/2018	B	100.00	$ 18.04
8/23/2018	B	100.00	$ 18.04
8/23/2018	B	100.00	$ 18.04
8/23/2018	B	100.00	$ 18.03
8/23/2018	B	100.00	$ 18.03
8/23/2018	B	88.00	$ 18.02
8/23/2018	B	100.00	$ 18.02
8/23/2018	B	100.00	$ 18.02
8/23/2018	B	100.00	$ 18.02
8/23/2018	B	100.00	$ 18.02
8/23/2018	B	100.00	$ 18.01
8/23/2018	B	8.00	$ 18.01
8/23/2018	B	11.00	$ 18.01
8/23/2018	B	26.00	$ 18.01
8/23/2018	B	55.00	$ 18.01
8/23/2018	B	100.00	$ 18.01
8/23/2018	B	400.00	$ 18.00
8/23/2018	B	100.00	$ 17.99
8/23/2018	B	100.00	$ 17.99
8/23/2018	B	100.00	$ 17.98
8/23/2018	B	20.00	$ 17.98
8/23/2018	B	100.00	$ 17.97
8/23/2018	B	100.00	$ 17.97
8/23/2018	B	100.00	$ 17.97
8/23/2018	B	200.00	$ 17.97
8/23/2018	B	18.00	$ 17.97
8/23/2018	B	30.00	$ 17.97
8/23/2018	B	58.00	$ 17.97
8/23/2018	B	94.00	$ 17.97
8/23/2018	B	50.00	$ 17.96
8/23/2018	B	100.00	$ 17.96
8/23/2018	B	50.00	$ 17.96
8/23/2018	B	100.00	$ 17.95
8/23/2018	B	100.00	$ 17.95
8/23/2018	B	100.00	$ 17.95
8/23/2018	B	100.00	$ 17.95
8/23/2018	B	100.00	$ 17.94
8/23/2018	B	100.00	$ 17.94
8/23/2018	B	100.00	$ 17.93
8/23/2018	B	20.00	$ 17.93
8/23/2018	B	80.00	$ 17.93
8/23/2018	B	100.00	$ 17.93
8/23/2018	B	100.00	$ 17.92
8/23/2018	B	100.00	$ 17.92
8/23/2018	B	300.00	$ 17.92
8/23/2018	B	100.00	$ 17.92
8/23/2018	B	100.00	$ 17.92
8/23/2018	B	100.00	$ 17.90
8/23/2018	B	100.00	$ 17.90
8/23/2018	B	100.00	$ 17.89
8/23/2018	B	100.00	$ 17.86
8/23/2018	B	100.00	$ 17.86
8/23/2018	B	100.00	$ 17.84
8/23/2018	B	100.00	$ 17.84
8/23/2018	B	100.00	$ 17.83
8/23/2018	B	100.00	$ 17.83
8/23/2018	B	100.00	$ 17.83
8/23/2018	B	100.00	$ 17.82
8/23/2018	B	100.00	$ 17.82
8/23/2018	B	100.00	$ 17.80